UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                   Aksys, Ltd.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                    010196103
                                 (CUSIP Number)

                      Durus Life Sciences Master Fund Ltd.
                 c/o International Fund Services (Ireland) Ltd.
                            3rd Floor, Bishops Square
                                  Redmonds Hill
                                Dublin 2, Ireland
                             Attention: Susan Byrne
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 31, 2006
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 010196103                13D/A                   Page 2 of 10 Pages


--------------------------------------------------------------------------------
         (1)    NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS.
                OF ABOVE PERSONS (ENTITIES ONLY)
                Durus Life Sciences Master Fund Ltd.
--------------------------------------------------------------------------------
         (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

                                                                (a)[ ]
                                                                (b)[x]
--------------------------------------------------------------------------------
         (3)    SEC USE ONLY
--------------------------------------------------------------------------------
         (4)    SOURCE OF FUNDS **
                    WC, OO
--------------------------------------------------------------------------------
         (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                  [  ]
--------------------------------------------------------------------------------
         (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF        (7)  SOLE VOTING POWER
                             61,498,118
SHARES

--------------------------------------------------------------------------------

BENEFICIALLY     (8)  SHARED VOTING POWER
                             -0-
OWNED BY
--------------------------------------------------------------------------------

EACH             (9)  SOLE DISPOSITIVE POWER
                             61,498,118
REPORTING
--------------------------------------------------------------------------------

PERSON WITH      (10) SHARED DISPOSITIVE POWER
                             -0-
--------------------------------------------------------------------------------
         (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
                BY EACH REPORTING PERSON
                             61,498,118
--------------------------------------------------------------------------------
         (12)   CHECK BOX IF THE AGGREGATE AMOUNT
                IN ROW (11) EXCLUDES CERTAIN SHARES **
                                            [  ]
--------------------------------------------------------------------------------
         (13)   PERCENT OF CLASS REPRESENTED
                BY AMOUNT IN ROW (11)
                                                   85%
--------------------------------------------------------------------------------
         (14)   TYPE OF REPORTING PERSON **
                                             OO
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT

                                 (Page 2 of 10)

CUSIP No. 010196103                13D/A                   Page 3 of 10 Pages

The Schedule 13D filed on October 30, 2003, as amended by Amendment No. 1 thereto filed on February 26, 2004, Amendment No. 2 thereto filed on November 19, 2004 and Amendment No. 3 thereto filed on March 13, 2006 (the "Schedule 13D"), by Durus Life Sciences Master Fund Ltd., a Cayman Islands Exempted Company (the "Reporting Person"), relating to the common stock, par value $.01 per share (the "Shares"), of Aksys, Ltd. (the "Issuer"), is hereby amended and supplemented as set forth below by this Amendment No. 4 to the Schedule 13D.

Item 2.  Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         (a) This Schedule 13D is being filed by Durus Life Sciences Master Fund Ltd., a Cayman Islands Exempted Company (the "Reporting Person"), to report beneficial ownership (i) resulting from transactions that had previously been reported on a Schedule 13D filed July 28, 2003 by Durus Capital Management, LLC, the Reporting Person's portfolio manager (the "Portfolio Manager"), and Scott Sacane ("Sacane"), the managing member thereof, each of whom at such time possessed voting and dispositive power over the Shares that are the subject of this Schedule 13D (the "Original Shares"), and (ii) resulting from the transaction described in Item 4. The Reporting Person acts through its board of directors, which currently consists of Leslie L. Lake, Shodhan Trivedi and Gretchen Piller.

         (b) The business address of the Reporting Person and each of its directors is International Fund Services (Ireland) Limited, 3rd Floor, Bishops Square, Redmonds Hill, Dublin 2, Ireland.

         (c) The Reporting Person's principal business is that of master investment fund. Ms. Lake is a Managing Director of the Invus Group, LLC, an investment firm that has its principal office at 135 E. 57th Street, 30th Floor, New York, NY 10022. Ms. Piller is a Managing Director of Research at Torrey Associates, LLC, an investment advisory firm that has its principal office at 505 Park Avenue, 5th Floor, New York, NY 10022. Mr. Trivedi is President of Opax Investments Inc., which provides asset allocation and hedge fund advisory services and has its principal office located at 2904 South Sheridan Way, Suite 202, Oakville, Ontario L6J 7G9, Canada.

         (d) Neither the Reporting Person nor any of its directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither the Reporting Person nor any of its directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a Cayman Islands Exempted Company. Ms. Lake and Ms. Piller are United States citizens. Mr. Trivedi is a Canadian citizen.

Item 3.  Source and Amount of Funds and Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The net investment cost (including commissions, if any) of the Original Shares was approximately $165,450,664.30. The Original Shares beneficially owned by the Reporting Person were acquired with working capital of the Reporting Person and on margin.

The Shares beneficially owned by the Reporting Person as a result of entering into the Securities Purchase Agreement with the Issuer, as described in Item 4, will be acquired in exchange for $5,000,000 principal amount of the Issuer's unsecured subordinated promissory notes held by the Reporting Person and acquired by the Reporting Person pursuant to the Note Purchase Agreement described in Item 4 (the "Outstanding Notes").

CUSIP No. 010196103                13D/A                   Page 4 of 10 Pages

Under the terms of the Securities Purchase Agreement, the Reporting Person also has the option to invest, by itself or with other investors designated by the Reporting Person, up to an additional $15,000,000 in cash for shares of preferred stock and warrants of the Issuer convertible into, and exercisable for, Shares. If the Reporting Person exercises, in whole or in part, this option to acquire additional shares of preferred stock and warrants of the Issuer, the Reporting Person currently expects that such shares of preferred stock and warrants would be acquired with working capital of the Reporting Person.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Original Shares were acquired for the Reporting Person by the Portfolio Manager for investment purposes.

On February 23, 2004, the Reporting Person entered into a Settlement Agreement and Mutual Release (the "Settlement Agreement") with the Issuer, Sacane, the Portfolio Manager, Durus Capital Management (N.A.), LLC ("Durus NA") and Artal Long Biotech Portfolio LLC ("Artal"). The Reporting Person, Sacane, the Portfolio Manager, Durus NA and Artal are referred to collectively in this
Schedule 13D as the "Settling Parties." In connection with the Settlement Agreement, the Reporting Person and Artal also entered into a Note Purchase Agreement (the "Note Purchase Agreement"), a Registration Rights Agreement (the "Registration Rights Agreement") and certain other documents with, or for the benefit of, the Issuer. These documents are discussed in Item 6 hereof.

The Reporting Person worked with its advisors in exploring a number of options with respect to its ownership of the Original Shares and its investment in the Issuer, including potential additional investments in the Issuer and changes in the Board of Directors and management of the Issuer. The Reporting Person entered into discussions with the Issuer concerning some of these alternatives, and, in connection with these discussions, the Issuer waived certain "standstill" and other restrictions applicable to the Reporting Person contained in the Settlement Agreement in order to permit such discussions to take place. The Reporting Person and the Issuer executed and delivered a Term Sheet dated as of March 10, 2006 with respect to a possible investment by the Reporting Person to acquire additional equity securities of the Issuer as well as to provide additional financing in the form of secured indebtedness.

SECURITIES PURCHASE AGREEMENT

On March 31, 2006, the Reporting Person entered into a securities purchase agreement with the Issuer (the "Securities Purchase Agreement") pursuant to which the Reporting Person, at a subsequent closing, in exchange for $5,000,000 principal amount of Outstanding Notes, will acquire newly issued shares of the Issuer's Series B Preferred Stock, $0.01 par value (the "Series B Preferred Stock"), convertible into 5,000,000 Shares at a conversion price of $1.00 per Share and warrants (the "Warrants") to purchase 5,000,000 Shares at an exercise price of $1.10 per share(1). The Series B Preferred Stock has voting rights, and the Reporting Person will be entitled to vote, on an as converted basis, together with the holders of Shares as a single class with respect to any matter upon which holders of Shares have the right to vote. In addition, the holders of the Series B Preferred Stock shall be entitled to elect one (1) director to the Issuer's Board of Directors. As the only holder of Series B Preferred Stock immediately following the closing of the Securities Purchase Agreement, the Reporting Person alone shall exercise this right, along with the
-----------------------------
(1) Immediately upon issuance, the aggregate number of Shares into which the Series B Preferred Stock and the Warrants may be converted and exercised, respectively, will be limited to that number of Shares that may be issued by the Issuer without the approval of its stockholders as required by the Marketplace Rules of the Nasdaq Capital Market. Under the Securities Purchase Agreement, the Issuer is obligated to seek such stockholder approval promptly. By virtue of its ownership of the Original Shares and shares of Series B Preferred Stock, and the release by the Issuer of the Reporting Person from certain standstill and other restrictive covenants contained in the Settlement Agreement, as described below, the Reporting Person acting alone can approve the issuance of Shares in excess of the Nasdaq limit.

CUSIP No. 010196103                13D/A                   Page 5 of 10 Pages

Reporting Person's right to designate a majority of the members of the Issuer's Board of Directors under the terms of the Investor Rights Agreement described below. The Reporting Person's shares of Series B Preferred Stock will have an aggregate liquidation preference of $5,000,000, accrue dividends at the rate of 10% per annum and become redeemable after seven (7) years at the option of the holders of a majority of the voting power of the shares of Series B Preferred Stock then outstanding or at the option of the Reporting Person at an earlier date upon the occurrence of specified trigger events. The Issuer is required to obtain the consent of the holders of at least two-thirds of the outstanding shares of Series B Preferred Stock prior to taking certain actions.

Following the closing of the Securities Purchase Agreement, the Reporting Person has the option to invest, by itself or with other investors designated by the Reporting Person, up to an additional $15,000,000 in cash for additional shares of Series B Preferred Stock and Warrants having essentially the same terms as the Series B Preferred Stock and Warrants acquired by the Reporting Person at the closing. If the Reporting Person (by itself or with other investors) invests the maximum additional $15,000,000 in cash for such additional shares of Series B Preferred Stock and Warrants, such additional shares of Series B Preferred Stock will be convertible into 15,000,000 Shares at a conversion price of $1.00 per Share and the additional Warrants will be exercisable to purchase 15,000,000 Shares at an exercise price of $1.10 per share.

LOAN AGREEMENTS

At the time of entering into the Securities Purchase Agreement, the Reporting Person also entered into and closed a bridge loan agreement with the Issuer (the "Bridge Loan Agreement"), pursuant to which the Reporting Person lent $5,000,000 in cash to the Issuer in exchange for $5,000,000 in principal amount of senior secured notes of the Issuer (the "Bridge Notes"). The Bridge Notes bear interest at the rate of 7% per annum, and the entire principal amount of the Bridge Notes is due and payable on January 1, 2007, unless prepaid or rolled over into longer term senior secured notes of the Issuer as contemplated by the Securities Purchase Agreement. The Bridge Loan Agreement contains a number of reporting and other affirmative and negative covenants, including operational controls over expenditures which may be exercised by the Reporting Person. To secure its obligations under the terms of the Bridge Loan Agreement and the Bridge Notes, the Issuer has granted the Reporting Person a security interest in all of its property, including its intellectual property.

At the closing of the Securities Purchase Agreement, the Reporting Person will enter into a new loan agreement (the "Loan Agreement") with the Issuer pursuant to which the Reporting Person will exchange the Bridge Notes (plus accrued interest thereon) and approximately $10,800,000 in principal amount of Outstanding Notes for approximately $15,800,000 in aggregate principal amount of the Issuer's senior secured notes bearing interest at 7% per annum and payable in full on December 31, 2007 (the "Loan Notes"). Under the Loan Agreement, the Reporting Person will also make available to the Issuer a $5,000,000 standby line of credit (the "Line of Credit") until December 31, 2006, which line of credit can be used by the Issuer to fund its ongoing operations if it is unable to obtain financing from other sources and various funding conditions are satisfied. The Loan Agreement contains a number of affirmative and negative covenants and grants certain operational controls over expenditures to the Reporting Person. The Issuer's obligations under the Loan Agreement and the Loan Notes will also be secured by a security interest in all of the Issuer's property, including its intellectual property.

OTHER ACTIONS

The Issuer undertook and has agreed to undertake certain actions in connection with the entering into and closing of the Securities Purchase Agreement.

         AMENDMENT OF SETTLEMENT AGREEMENT AND RIGHTS AGREEMENT. On March 31, 2006, the Issuer amended the Settlement Agreement to release the Reporting Person and Artal from certain standstill and other restrictive covenants contained therein, including to eliminate the requirement that the Reporting Person significantly reduce its ownership of Shares by May 2006 and to terminate the proxy granted to the Issuer by the Reporting Person under the terms of the Settlement Agreement, which proxy granted the

CUSIP No. 010196103                13D/A                   Page 6 of 10 Pages

Issuer the power to vote the Reporting Person's Original Shares in proportion to the votes cast by other holders of Shares in matters requiring a stockholder vote. By releasing the Reporting Person from the standstill restrictions in the Settlement Agreement, the Reporting Person is free to acquire the shares of Series B Preferred Stock and the Warrants at the closing of the Securities Purchase Agreement and to exercise the option to acquire additional shares of Series B Preferred Stock and Warrants, as provided in the Securities Purchase Agreement, and the Reporting Person is no longer prohibited from acquiring more Shares or other securities of the Issuer or making any solicitation of proxies regarding the voting of Shares. In addition, in connection with the entering into of the Securities Purchase Agreement, the Issuer took action to amend its Rights Agreement to exempt from the application thereof the transactions contemplated by the Securities Purchase Agreement, and to redeem all outstanding Rights under the Rights Agreement.

         APPOINTMENT OF REPORTING PERSON DESIGNEE TO ISSUER BOARD OF DIRECTORS AND APPOINTMENT OF NEW CEO. At the time of the execution and delivery of the Securities Purchase Agreement, the Board of Directors of the Issuer increased the size of the Board to seven (7) and appointed Shodhan Trivedi, a member of the board of directors of the Reporting Person, to the Issuer's Board of Directors.

         INVESTOR RIGHTS AGREEMENT. As a condition to the closing of the Securities Purchase Agreement, the Issuer has agreed to enter into an investor rights agreement with the Reporting Person and Artal (the "Investor Rights Agreement") which requires that the Issuer's Board of Directors consist of seven
(7) members and grants the Reporting Person the right to designate four (4) of the seven (7) Board members (inclusive of the Board member designated by the Reporting Person as holder of the Series B Preferred Stock) and to approve the selection of the Issuer's Chairman of the Board, Chief Executive Officer and Chief Financial Officer. Under the terms of the Investor Rights Agreement, the Reporting Person's designees to the Board of Directors shall be entitled to serve on the executive committee of the Board, and the Issuer may not take certain actions without the approval of the Board of Directors, including the affirmative vote of the Board members designated by the Reporting Person.

The Investor Rights Agreement also grants the Reporting Person and Artal certain registration rights with respect to the sale of Shares into the open market, as well as providing that the Reporting Person shall have a right of first refusal in the event that the Issuer proposes to sell itself, or greater than 30% of its fully diluted capital stock, to a third party, or the Issuer otherwise accepts a bona fide offer from a third party to acquire the Issuer or such number of shares of the Issuer's capital stock, the on the same terms and conditions, including price, as the terms and conditions applying to the third party. The Investor Rights Agreement will amend and supersede the Registration Rights Agreement.

The Reporting Person originally acquired the Shares reported herein for investment in the ordinary course of business because it believes that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. From time to time, representatives of the Reporting Person have met with, and expects in the future to meet with, representatives of the Board of Directors and management of the Issuer to discuss matters of strategic direction and corporate governance.

Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in the Exhibits hereto, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Person intends to review their investment in the Issuer on a continuing basis and expects to engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, board composition, including directors appointed by the Reporting Person, management, strategic direction, corporate governance and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional
Shares or selling some or all of their Shares, engaging in hedging or similar transactions with respect to the

CUSIP No. 010196103                13D/A                   Page 7 of 10 Pages

Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

         (a) As of March 31, 2006, the Reporting Person beneficially owned 61,498,118 Shares, which includes (i) 21,216,664 Original Shares, (ii) 10,000,000 Shares issuable upon conversion and exercise, respectively, of the shares of Series B Preferred Stock and Warrants to be acquired by the Reporting Person at the closing of the Securities Purchase Agreement, (iii) 30,000,000 Shares issuable upon conversion and exercise, respectively, of the additional shares of Series B Preferred Stock and Warrants that the Reporting Person has the option to purchase under the terms of the Securities Purchase Agreement, assuming an additional investment of $15,000,000, and (iv) 281,454 Shares issuable upon the exercise of other immediately exercisable warrants held by the Reporting Person. These Shares representing 85% of the Issuer's outstanding Shares. The percentage of Shares reported herein is based upon the aggregate of
(x) 29,972,911 Shares reported on the Issuer's Form 10-Q for the period ending September 30, 2005 to be outstanding as of November 4, 2005, which is the most recently available filing with the SEC containing information about the number of outstanding Shares of the Issuer, (y) 2,170,543 Shares issued in connection with a financing transaction as reported by the Issuer on its current report on Form 8-K dated January 13, 2006 and (z) 40,281,454 Shares issuable upon exercise of the Series B Preferred Stock, the Warrants and other warrants held by the Reporting Person.

         (b) The Reporting Person has sole voting and sole dispositive power over the 61,498,118 Shares reported herein.

         (c) As describe in Item 4, on March 31, 2006, the Reporting Person entered into the Securities Purchase Agreement with the Issuer pursuant to which the Reporting Person, in exchange for $5,000,000 principal amount of Outstanding Notes, will acquire shares of the Issuer's Series B Preferred Stock convertible into 5,000,000 Shares at a conversion price of $1.00 per Share and warrants (the "Warrants") to purchase 5,000,000 Shares at an exercise price of $1.10 per share. Following the closing of the Securities Purchase Agreement, the Reporting Person has the option to invest, by itself or with other investors designated by the Reporting Person, up to an additional $15,000,000 in cash for additional shares of Series B Preferred Stock and Warrants having essentially the same terms as the Series B Preferred Stock and Warrants acquired by the Reporting Person at the closing.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented by incorporating by reference herein Item 4 except for paragraphs one (1) through three (3) thereof.

CUSIP No. 010196103                13D/A                   Page 8 of 10 Pages

Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby supplemented as follows:

A copy of the Securities Purchase Agreement referenced in Item 4 hereof is attached as Exhibit 8 hereto.

A copy of the Bridge Loan Agreement referenced in Item 4 hereof is attached as
Exhibit 9 hereto.

A copy of the Amendment to the Settlement Agreement referenced in Item 4 hereof is attached as Exhibit 10 hereto.

A form of the Certificate of Designation is attached as Exhibit 11 hereto.

A form of the Investor Rights Agreement referenced in Item 4 hereof is attached as Exhibit 12.

A form of the Loan Agreement referenced in Item 4 hereof is attached as Exhibit 13.

A form of Warrant Agreement is attached as Exhibit 14 hereto.

CUSIP No. 010196103                13D/A                   Page 9 of 10 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  April 4, 2006


Durus Life Sciences Master Fund Ltd.


By: /s/ Leslie L. Lake
-----------------------------------
Name:  Leslie L. Lake
Title: Director

CUSIP No. 010196103                13D/A                   Page 10 of 10 Pages



                                  EXHIBIT INDEX

1. Exhibit 8 - Securities Purchase Agreement, dated March 31, 2006

2. Exhibit 9 - Bridge Loan Agreement, dated March 31, 2006

3. Exhibit 10 -Amendment to the Settlement Agreement, dated March 31, 2006

4. Exhibit 11 - Form of Certificate of Designation

5. Exhibit 12 - Form of Investors Rights Agreement

6. Exhibit 13 - Form of Loan Agreement

7. Exhibit 14 - Form of Warrant Agreement